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FORM X-17A-5
PART III

Mail Processing
Section

MAR 0 3 2021

Washington DC
406

SEC FILE NUMBER
8-52600

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IMC Chicago, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

233 S. Wacker Drive, Suite 4300
                                    (No. and Street)

Chicago   Illinois   60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Osias Lilian   (312) 275-5489
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

                    (Name – if individual, state last, first, middle name)

One North Wacker Drive   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

IMC-Chicago, LLC
Statement of Financial Condition

December 31, 2020
Available for Public Inspection

OATH OR AFFIRMATION

I, _____ Osias Lilian _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

IMC Chicago, LLC
_____ , as

of _____ December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Based upon the Division of Trading and Markets Staff
Statement Regarding Requirements for Certain Paper
Submissions in Light of COVID-19 Concerns and the
difficulties arising from Covid 19, IMC Chicago, LLC, is
making this filing without a notarization.

Chief Financial Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMC-Chicago, LLC
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Member of IMC-Chicago, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of IMC-Chicago, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 26, 2021

We have served as the Company's auditor since 2009.

IMC-Chicago, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	8,822,445
Receivable from clearing brokers		875,323
Securities owned, at fair value		12,296,459,921
Dividends receivable		674,299
Receivable from affiliates		20,770
Other assets		12,696,343
Right of Use Assets - Operating		20,118,158
Memberships in exchanges, at cost (fair value $1,537,000)		1,504,000
Equipment, hardware and leasehold improvements		
(net of accumulated depreciation and amortization of $42,110,965)		29,627,513
Total assets		$ 12,370,798,772

Liabilities and Member's Capital

Liabilities

Securities sold, not yet purchased, at fair value	$ 11,329,976,438
Payable to clearing brokers	488,286,483
Dividends payable	312,557
Interest payable	23,726
Accrued compensation	298,091,316
Payable to affiliates	36,878,255
Right of Use Liabilities - Operating	28,619,457
Accounts payable and accrued expenses	51,007,719
Total liabilities	12,233,195,951
Member's capital	137,602,821
Total liabilities and member's capital	$ 12,370,798,772

The accompanying notes are an integral part of the statement of financial condition.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2020

1. **Organization and Summary of Significant Accounting Policies**

   Organization

   IMC-Chicago, LLC's (the "Company") primary business is to conduct proprietary trading of securities and options on securities as a registered market maker. The Company is a wholly owned subsidiary of IMC Americas, Inc. (the "Parent"), which is ultimately a wholly owned subsidiary of IMC B.V. (the "Ultimate Parent"). The Company is an Illinois limited liability company established on April 27, 2000. The Company's principal operations are located in Chicago, Illinois.

   In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange ("CBOE"), and various exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and other exchange members. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

   In March 2020, the World Health Organization declared the spread of coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, the Company's business, financial condition, liquidity, operations and employees. In response to the pandemic and for the protection of the Company's employees, the Company implemented remote work arrangements for nearly all of its employees. To date, with the Company's ability to meet a vast majority of its business needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. To date, the pandemic has not had a material adverse impact on its financial condition. Although, given the daily evolution of the pandemic and the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

   Cash

   The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

   Memberships in Exchanges

   Memberships in exchanges which represent only the right to conduct business on the exchange are accounted for as indefinite life intangible assets which are reviewed annually for impairment. Memberships in exchanges that represent ownership interests in an exchange and provide the company the right to conduct business on the exchange are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The disclosure of the fair market value of the exchange memberships is based on recent sales, where available.

   Income Taxes

   For purposes of federal and state income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's taxable income or loss and has elected not to push down the effects of income taxes to the Company. There are no tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the tax liabilities of the Parent. The Company is included in the consolidated federal and state income tax returns filed by the Parent.

Equipment, Hardware and Leasehold Improvements

Equipment, hardware, furniture and fixtures, and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 3 years for equipment and hardware and the lesser of the useful life of the asset, 5 years for furniture and fixtures and the lesser of the useful life of the asset, or lease term for leasehold improvements.

Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers on the statement of financial condition includes cash held on deposit at the clearing brokers for open positions, amounts due to/from brokers for the net settlement of trades and variation margin for open future positions. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

Other Assets

Other assets on the statement of financial condition includes prepayments and receivables from third parties.

Securities Owned and Securities Sold, not yet purchased

Substantially all of the Company's securities owned and securities sold, not yet purchased, are held at major financial institutions which are permitted by contract or custom to sell or repledge these securities. Securities owned and securities sold, not yet purchased are reflected in the statement of financial condition at fair value (see Note 2).

Financial Instruments

Management estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Foreign Currency

Securities and cash deposits with brokers denominated in foreign currencies are translated into U.S. dollar amounts at the spot rate on the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ significantly from those estimates.

In June 2016, the Financial Accounting Standards Board issued updated accounting guidance pertaining to the measurement, recognition, and disclosures related to credit losses associated with certain financial instruments. The guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. The Company adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments recorded at amortized cost such as receivable from brokers, dealers, and clearing organizations. The adoption does not have a material impact on the company's financial condition or regulatory requirements.

2. Fair Value of Financial Instruments

The guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 — Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of December 31, 2020, the Company did not own any financial assets or liabilities that would be considered Level 3 within the hierarchy described above.

All securities held at December 31, 2020 are part of the Company's proprietary trading strategy. The following table presents securities owned at fair value as of December 31, 2020:

Description	December 31, 2020	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Inputs Level 2	Significant Unobservable Inputs Level 3
Assets:				
Equity securities and exchange traded funds	$ 1,353,342,103	$ 1,353,342,103	$ -	$ -
Options	10,943,117,818	10,943,117,818	-	-
Futures [1]	10,522,721	10,522,721	-	-
Total	$ 12,306,982,642	$ 12,306,982,642	$ -	$ -
Liabilities:				
Equity securities and exchange traded funds	$ 611,362,139	$ 611,362,139	$ -	$ -
Options	10,718,614,299	10,718,614,299	-	-
Total	$ 11,329,976,438	$ 11,329,976,438	$ -	$ -

[1] Represents unrealized appreciation on futures which is included net in Receivable and Payable from clearing brokers on the statement of financial condition.

There were no significant transfers of financial instruments from Level 1 or Level 2 to Level 3 during the year ended December 31, 2020.

3. Fixed Assets

Equipment and leasehold improvements at December 31, 2020 comprised the following:

Computers	$	48,175,682
Software		1,374,861
Furniture & fixtures		4,252,676
Leasehold improvements		17,935,259
Accumulated depreciation		(42,110,965)
	$	29,627,513

4. Derivative and Hedging Activities

The Company is subject to the authoritative guidance regarding derivative and hedging disclosures. This guidance is intended to enhance financial statement disclosure for derivative instruments and hedging activities and enable investors to better understand: a) how and why the Company uses derivative instruments; b) how derivative instruments are accounted for; and c) how derivative instruments affect the Company's financial position. The Company records derivative instruments at fair value. Even though the Company's investment in derivatives may represent economic hedges, under this guidance they are considered to be non-hedge transactions for financial reporting purposes.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage market risk. The Company recognizes all of its derivative contracts as either assets or liabilities on the statement of financial condition at fair value.

The Company transacts in derivative financial instruments, including exchange-traded options and futures. These are instruments whose values are based, in part, upon underlying assets, indices or reference rates, or a combination of these factors, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Exchange-traded derivative financial instruments are standardized and include futures and certain options contracts.

Options are contracts that grant the holder of the option, in return for payment of the purchase price (the "premium"), the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date, from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options, changes in interest rates and market volatility (as applicable). Options written by the Company do not give rise to counterparty credit risk in excess of any unpaid premium because, if exercised by the counterparty they obligate the Company, not its counterparty, to perform. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until their expiration date, regardless of the changes in their value or the Company's investment strategy. The Company attempts to manage market risk in accordance with risk limits set by the Company by buying or selling instruments or entering into offsetting positions.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2020

The following table sets forth the fair value and the number of the Company's derivative contracts by underlying investment type as of December 31, 2020. Gross derivative contracts in the table below exclude the effect of netting and do not represent the Company's actual exposure which may ultimately be reduced by netting agreements.

	Derivative Assets	Derivative Liabilities	Number of Contracts
Options	$ 10,943,117,818	$ 10,718,614,299	9,837,179
Futures	11,341,075	818,354	92,880
Gross fair value of derivative contracts	$ 10,954,458,893	$ 10,719,432,653	9,930,059
Amounts that have been offset in the statement of financial condition			
Counterparty netting [(1)(3)]	(818,354)	(818,354)	
Net derivative contracts presented in the statement of financial condition	10,953,640,539	10,718,614,299	
Amounts that have not been offset in the statement of financial condition [(2)(3)]	(10,718,614,299)	(10,718,614,299)	
Net exposure	$ 235,026,240	$ -	

(1) Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default. Amounts are reported on a net basis in the statement of financial condition when criteria are met in accordance with applicable accounting guidance on offsetting.

(2) Amounts relate to master netting arrangements and collateral arrangements which have been determined by management to be legally enforceable in the event of default. The Company may have both derivative and non-derivative activities with the same clearing broker.

(3) For purposes of the above disclosure, the Company has assumed that collateral would first be applied to derivative transactions. The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the statement of financial condition. Where this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities.

The fair values of options in the table above are reflected in securities owned and securities sold, not yet purchased, at fair value on the statement of financial condition. The fair values of futures are presented gross in the table above and are recorded net in receivable and payable to clearing brokers on the statement of financial condition. The number of open contracts as of December 31, 2020 approximates the number of outstanding contracts throughout the year.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 5).

5. Risk Management

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, exchange traded funds, options, futures, and U.S. treasury securities. Settlement of these transactions generally takes place in the United States through clearing brokers utilized by the Company. These instruments are typically transacted on a highly leveraged basis and involve elements of market and credit risk that may exceed the amounts reflected on the statement of financial condition. Market risk arises from fluctuations in interest rates, volatilities, foreign exchange rates, future dividend expectations and equity prices.

Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected on the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected on the statement of financial condition.

The Company generally invests on a highly leveraged basis, through margin and borrowing arrangements and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses. Leverage through margin borrowings requires collateral to be posted with the Company's brokers. The Company's brokers generally have broad discretionary authority over valuing the collateral posted and requiring the posting of additional collateral. The brokers may have the right to reduce the value of such collateral or to require the posting of additional collateral even if no actual transaction in the underlying instrument has occurred, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This results in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC or the CBOE.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage, also subject the Company to a concentration of credit risk. The Company attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. As a registered broker-dealer, registered market maker, and a Designated Market Maker, the Company is subject to comprehensive statutes, regulations and other requirements. The effect of any future regulatory change or other regulatory action by any regulator or self-regulatory organization, whether in the ordinary course or the result of an extraordinary market event, could be significant.

6. **Subordinated Borrowings**

The Company has a subordinated revolving loan agreement with one bank. The original agreement was entered into on May 21, 2018, and was amended on May 5, 2020. The loan provided for maximum borrowings of $15,000,000. The commitment for the subordinated revolving loan provided for advances through, but not including, extended to June 5, 2021, with a maturity date of June 5, 2022 (the commitment period). The loan Borrowings under the revolving loan bear interest with reference to the lesser of either the Prime Rate, plus 250 basis points or the LIBOR Rate, plus 500 basis points, at the Company's election.

The subordinated borrowings can be treated as an addback to the Company's net capital under the SEC Rule 15c3-1 (the "Net Capital Rule") and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in the Net Capital Rule after giving effect to such prepayment or repayment and after receipt of approval from the SEC and other regulatory bodies to make such payment.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2020

The revolving loan is subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the loan require the Company to maintain a minimum amount of tangible net worth, as defined in the amended loan documents, not to be less than $60,000,000; to maintain a total maximum senior debt to total capitalization ratio, as defined in the loan documents, of no more than 0.23 to 1; and to maintain excess net capital, as defined in the loan documents, of no less than the greater of $10,000,000 or 120% of the minimum amount of Excess Net Capital required by the SEC.

7.   Leases

The Company has operating leases for certain office space under a noncancelable lease expiring in 2030. In addition, the Company's operating leases contain software and trading, communication and information technology systems from various service providers. The Company's leases have remaining lease terms of less than one year to ten years.

The Company determines if an arrangement is an operating lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. All other operating leases are recorded on the statement of financial condition with right-of-use assets representing the right to use the underlying asset for the lease term and lease liability representing the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The right-of-use assets represent the lease liabilities, plus any lease payments made at or before the commencement date, less any lease incentives received. If a lease does not provide an implicit rate, the Company uses its incremental secured borrowing rate, adjusted for the maturity date, based on information available at the commencement date in determining the present value of lease payments. Lease agreements with lease and non-lease components are accounted for as a single lease component.

During the year, the Company entered into an additional expansion lease for office rent, two new operating leases, and amended four operating leases. On December 31, 2020, right-of-use assets and lease liabilities were $20,118,158 and $28,619,457, respectively, representing the present value of future lease payments with terms greater than 12 months primarily related to leases of office rent, software, and trading, communication and information systems equipment.

Description	Beginning Balance December 31, 2019	Lease Expansion 2020	New Operating Leases 2020	Amended Operating 2020	Amortization 2020	Ending Balance December 31, 2020
Assets:						
Right of Use Assets - Operating	$ 14,700,374	$ 5,721,628	$ 1,615,290	$ 913,099	$ (2,832,233)	$ 20,118,158
Total	$ 14,700,374	$ 5,721,628	$ 1,615,290	$ 913,099	$ (2,832,233)	$ 20,118,158
Liabilities:						
Right of Use Liabilities - Operating	$ 21,420,393	$ 5,721,628	$ 1,615,290	$ 913,099	$ (1,050,953)	$ 28,619,457
Total	$ 21,420,393	$ 5,721,628	$ 1,615,290	$ 913,099	$ (1,050,953)	$ 28,619,457

Future minimum lease payments as of December 31, 2020 are as follows:

Year ending December 31, 2020	IT Infrastructure Leases	Office Lease	Total
2021	$ 1,675,756	$ 2,893,117	$ 4,568,873
2022	1,621,756	3,108,635	4,730,391
2023	1,619,956	3,192,265	4,812,221
2024	1,342,777	3,277,994	4,620,771
2025	79,560	3,365,820	3,445,380
Thereafter	-	15,799,133	15,799,133
Total Lease Payments	$ 6,339,805	$ 31,636,964	$ 37,976,769
Less: Interest	732,015	8,625,297	9,357,312
Present value of lease liabilities	$ 5,607,790	$ 23,011,667	$ 28,619,457

The weighted average remaining lease term and discount rate as of December 31, 2020 were as follows:

Weighted average remaining lease term (years)
Operating Leases   8.19
Weighted average discount rate
Operating Leases   6.73%

The terms of the Company's office space lease required a deposit of $1,270,000 which the Company satisfied by providing the lessor a standby letter of credit from a financial institution in the amount of $1,270,000. The letter of credit was issued on April 2, 2019 and is extended on an annual basis, unless the financial institution provides notification indicating otherwise. Since February 1, 2020, the letter of credit requirement is reduced by $150,000 annually. As of December 31, 2020 the letter of credit is collateralized by $1,120,000 of certificates of deposit with the financial institution.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

8. **Brokerage, Clearance, and Exchange Fees**

At December 31, 2020, the amounts due from / to counterparties in relation to Brokerage, Clearance, and Exchange Fees, recorded net by counterparty, were $4,313,412 in other assets and $31,108,875 in accounts payable and accrued expenses on the statement of financial condition.

IMC-Chicago, LLC
Notes to Statement of Financial Condition
December 31, 2020

9. **Related Parties**

The Company maintains written Service Level Agreements and Software License Agreements with various affiliates. Agreements between the Company and affiliates may be amended, modified, supplemented, or restated in the normal course of business. Effective January 1, 2020, a sub-set of affiliate agreements were modified to accommodate for changes in the business environment. The services primarily include the usage of trading infrastructure and usage of trading resources. In addition, the Company receives services for marketing and communication, and support services. Reimbursement under these agreements occurs on a monthly basis. In addition, the Company requests reimbursement from affiliates for global infrastructure costs the Company has incurred on behalf of these entities.

At December 31, 2020, the amounts due from / to affiliates consist of the following:

	Receivables / (payables) from/to affiliates
IMC BV	$ (11,652,956)
IMC Trading BV	(25,225,299)
Other IMC BV Affiliates	20,770
	$ (36,857,485)

10. **Net Capital Requirements**

The Company is subject to the net capital requirements of the Net Capital Rule. The Net Capital Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Net Capital Rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $377,347,041 which was $370,921,219 in excess of its required net capital of $6,425,822. The Company's net capital ratio was 0.26 to 1 as of December 31, 2020.

11. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 26, 2021, which is the date the financial statements were available to be issued and noted no subsequent events requiring disclosure.